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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 13D(1)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)*


                           ARVIDA/JMB PARTNERS, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

          Limited Partnership Interests and Assignee Interests Therein
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Michael L. Ashner
                        Raleigh Capital Associates L.P.
                       100 Jericho Quadrangle, Suite 214
                          Jericho, New York 11735-2717
                                 (516) 822-0022
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                October 17, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six copies of  this statement, including all exhibits, should  be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 8 Pages)

-------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)This Amendment No. 6 amends certain information contained in the final amendment to Schedule 14D-1 filed by Raleigh Capital Associates L.P., Raleigh GP Corp., Rockland Partners, Inc. and Zephyr Partners on August 6, 1996, which constituted the initial filing on Schedule 13D by such entities under
   Section 13(d) of the Act, and Amendment Nos. 1, 2, 3, 4 and 5 to Schedule
   13D filed by such entities.

                                  SCHEDULE 13D

  CUSIP NO.  N/A                                              Page 2 of 8 Pages
           -----------------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Raleigh Capital Associates L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

                  AF; WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OR ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER
     SHARES
                                 0
                ----------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER
    OWNED BY
                                 80,342 Units
                ----------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER
    REPORTING
                                 0
                ----------------------------------------------------------------
     PERSON       10    SHARED DISPOSITIVE POWER
      WITH
                                 80,342 Units
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         80,342 Units
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         19.9%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                         PN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

  CUSIP NO.  N/A                                             Page 3 of 8 Pages
           ---------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Raleigh GP Corp.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OR ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER
     SHARES
                                   0
               -----------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER
    OWNED BY
                                 80,342 Units**
               -----------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER
    REPORTING
                                   0
               -----------------------------------------------------------------
     PERSON       10    SHARED DISPOSITIVE POWER
      WITH
                                 80,342 Units**
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           80,342 Units **
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                19.9%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                                  CO
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------

     ** Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Raleigh GP Corp. is a general partner).

                                 SCHEDULE 13D

  CUSIP NO.  N/A                                             Page 4 of 8 Pages
           ---------
--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rockland Partners, Inc.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [x]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OR ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER
     SHARES
                                   0
               -----------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER
    OWNED BY
                                 80,347 Units**
               -----------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER
    REPORTING
                                   0
               -----------------------------------------------------------------
     PERSON       10    SHARED DISPOSITIVE POWER
      WITH
                                 80,347 Units**
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           80,347 Units **
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         19.9%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                         CO
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------

    ** Reflects beneficial ownership of 5 Units by Rockland Partners, L.P. (of which Rockland Partners, Inc. is the general partner) and 80,342 Units beneficially owned by Raleigh Capital Associates L.P. (of which Rockland Partners, Inc. is a general partner).

                                  SCHEDULE 13D

  CUSIP NO.  N/A                                            Page 5 of 8 Pages
           ---------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Zephyr Partners
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
  3      SEC USE ONLY


--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

                  N/A
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OR ORGANIZATION

                  New York
--------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER
     SHARES
                                   0
                ----------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER
    OWNED BY
                                 80,342 Units**
                ----------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER
    REPORTING
                                   0
                ----------------------------------------------------------------
     PERSON       10    SHARED DISPOSITIVE POWER
      WITH
                                 80,342 Units**
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           80,342 Units **
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         19.9%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                         PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------

      ** Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is a general partner).

         This Amendment No. 6 amends certain information contained in the final amendment to Schedule 14D-1 (the "Final Amendment") filed by Raleigh Capital Associates L.P. ("Raleigh Capital"), Raleigh GP Corp., Rockland Partners, Inc. and Zephyr Partners on August 6, 1996, which constituted the initial filing on
Schedule 13D under Section 13(d) of the Act, and Amendment Nos. 1, 2, 3, 4 and 5 to Schedule 13D filed by such entities ("Amendment Nos. 1, 2, 3, 4 and 5"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Final Amendment and Amendment Nos. 1, 2, 3, 4 and 5.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby supplemented and amended as follows:

         On October 17, 1996, Raleigh Capital filed preliminary proxy solicitation materials with the Securities and Exchange Commission (the "Commission"), a copy of which is attached hereto as Exhibit 10 and incorporated by reference herein, in connection with the Consent Solicitation. On such date, Raleigh Capital also commenced a tender offer to purchase up to 100,000 Units at $500 per Unit, pursuant to an Offer to Purchase and related Letter of Transmittal, a copy of which is attached hereto as Exhibit 11 and incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby supplemented and amended as follows:

         On October 1, 1996, Raleigh Capital sent a letter to the General Partner requesting a list of Unitholders. Thereafter, on October 11, 1996, Raleigh Capital commenced an action in the Delaware Chancery Court, New Castle County seeking to compel the Partnership and the General Partner to provide Raleigh Capital with a list of Unitholders.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

         (10) Preliminary proxy solicitation materials dated October 17, 1996.

         (11) Offer to Purchase dated October 17, 1996 and related Letter of Transmittal.

                                   Signatures
         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 17, 1996              RALEIGH CAPITAL ASSOCIATES L.P.
                                      By:   Raleigh GP Corp., General Partner



                                           By:  /s/ Peter Braverman
                                              -------------------------------
                                                    Name:   Peter Braverman
                                                    Title:  Vice President

                                      By:  ROCKLAND PARTNERS, INC.,
                                           General Partner


                                           By:  /s/ Jonathan H. Paul
                                              -------------------------------
                                                    Name:   Jonathan H. Paul
                                                    Title:  Vice President


                                       By:  ZEPHYR PARTNERS
                                       By:  GP Aeolus Inc., General Partner


                                           By:  /s/ Edward Mattner
                                              -------------------------------
                                                    Name:   Edward Mattner
                                                    Title:  Vice President


                                       By:  AREHGP INC., General Partner


                                           By:  /s/ John Saldarelli
                                              -------------------------------
                                                    Name:   John Saldarelli
                                                    Title:  President

                                       RALEIGH GP CORP.


                                           By:  /s/ Peter Braverman
                                              -------------------------------
                                                    Name:   Peter Braverman
                                                    Title:  Vice President


[Amendment No. 6 to Schedule 13D]

                                   Signatures

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 17, 1996          ROCKLAND PARTNERS, INC.

                                  By:  /s/ Jonathan H. Paul
                                      -----------------------------
                                           Name:   Jonathan H. Paul
                                           Title:  Vice President

                                  ZEPHYR PARTNERS
                                  By:  GP Aeolus Inc., General Partner


                                  By:  /s/ Edward Mattner
                                      -----------------------------
                                           Name:   Edward Mattner
                                           Title:  Vice President

                                  By:  AREHGP INC., General Partner


                                  By:  /s/ John Saldarelli
                                      -----------------------------
                                           Name:   John Saldarelli
                                           Title:  President


[Amendment No. 6 to Schedule 13D]

                                 Exhibit Index



Exhibit                                                       Sequentially
   No.                      Description                       Numbered Page
-------                     -----------                       -------------
10         Preliminary proxy solicitation materials dated
           October 17, 1996                                       *

11         Offer to Purchase dated October 17, 1996 and
           related Letter of Transmittal                          **


--------------------

 * Incorporated by reference to Schedule 14A filed by Raleigh Capital with the Commission on October 17, 1996.
** Incorporated by reference to Schedule 14D-1 filed by Raleigh Capital with the Commission on October 17, 1996.